UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.   20549



                                  REQUEST FOR WITHDRAWAL



Date of Requiest: November 23, 2007




                                 Luvoo Int.,Inc.



       NEVADA                                       20-5153993
(State or other jurisdiction of               (IRS Employer Identification)
 incorporation or organization)

  7209 Foothill Blvd., Tujunga CA                        91042
 (Address of principal offices)                       (Zip Code)


Securiteis Act file number to which this form relates: 0-52835


ITEM 1. Withdrawal of Form 1012G.

On September 28, 2007, Luvoo Int., Inc. a Nevada corporation, filed a registration statement on Form 1012G with the Securities and Exchange
Commission.   This should have been filed as a 10SB12G.  Pursuant to
the comments recieved we are making corrections to the original filing and will be refiling as an SB. This request for withdrawal is thereby being made prior to the original filing on Form 1012G becoming effective and upon completion of the revisions the Company will file as a Form 10SB12G.

Pursuant to the requirements of the Securities Act of 1933, Luvoo Int., Inc. has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Tujunga,State of California, U.S.A. on the 23rd day of November, 2007.





Luvoo Int., Inc.




By:_/s/  Lourdes Y. Van Hoek__
Lourdes Y.Van Hoek, CEO
Luvoo Int., Inc.